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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                    Form 11-K
(Mark One)
            [ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2002

                                      OR
          [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

           For the transition period from             to
                                          -----------     ------------



                        Commission file number 0-23898

                   MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN

                            MITY ENTERPRISES, INC.
                             1301 West 400 North
                               Orem, Utah 84057

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements for the Years Ended
December 31, 2002 and 2001 and Supplemental
Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report




MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN


TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
  ENDED DECEMBER 31, 2002 AND 2001:
  Statements of Assets Available for Benefits
  Statements of Changes in Assets Available for Benefits
  Notes to Financial Statements

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED
  DECEMBER 31, 2002:
  Schedule H, Part IV, Line 4i - Schedule of Assets Held for
    Investment Purposes as of December 31, 2002

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INDEPENDENT AUDITORS' REPORT

Mity-Lite, Inc. Employee Retirement Plan:

We have audited the accompanying statements of assets available for benefits of the Mity-Lite, Inc. Employee Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Salt Lake City, Utah
June 20, 2003

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS                                          2002               2001
                                            ------------       ------------
INVESTMENTS, At fair value                    $1,820,306         $1,318,507

RECEIVABLES:
   Employer receivables                           53,667             54,888
   Employee receivables                           14,116             16,556
                                            ------------       ------------
ASSETS AVAILABLE FOR BENEFITS                 $1,888,089         $1,389,951
                                            ============       ============


See notes to financial statements.

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                2002               2001
                                            ------------       ------------
INCREASES:
 Investment income:
   Interest and dividends                     $   17,049         $   19,433
   Net appreciation in fair value of
     investments                                 252,749             81,589
                                            ------------       ------------
       Total investment income                   269,798            101,022
                                            ------------       ------------
 Contributions:
   Employer                                       88,944            103,004
   Employee                                      211,101            217,155
   Rollovers                                                          2,420
                                            ------------       ------------
       Total contributions                       300,045            322,579
                                            ------------       ------------
       Total increases                           569,843            423,601
                                            ------------       ------------

DECREASES:
 Benefits paid to participants                    62,574             68,464
 Administrative expenses                           9,131              6,887
                                            ------------       ------------
       Total decreases                            71,705             75,351
                                            ------------       ------------
INCREASE (DECREASE) IN ASSETS
 AVAILABLE FOR BENEFITS                          498,138            348,250

ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                             1,389,951          1,041,701
                                            ------------       ------------
 End of year                                  $1,888,089         $1,389,951
                                            ============       ============


See notes to financial statements.

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


1.  DESCRIPTION OF THE PLAN

The following brief description of the Mity-Lite, Inc. (the Company and Plan Sponsor) Employee Retirement Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code for substantially all employees of the Company, who are 21 years of age or older and who have completed six-months of eligible service, working at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN AND TRUST ADMINISTRATION   The administration of the Plan is the
responsibility of Company management. The assets of the Plan are maintained in a trust fund administered under a trust agreement with Central Bank (the Plan Administrator).

CONTRIBUTIONS Participants may elect to make contributions to the Plan of up to a maximum 15% of the participants' wages, including bonuses and overtime. The Company contributes 25% of the participants' contributions up to a maximum of 3% of the participants' wages, including bonuses and overtime. The Plan's assets are held in trust in pooled investment accounts and invested as elected by the participant under seven options.

PARTICIPANT ACCOUNTS   Each participant's account is credited with the
participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20% after three years of service, 20% per year for each succeeding year, and becomes 100% vested after seven years of credited service. Forfeiture amounts from terminated employees are used to pay Plan administrative expenses. Any remaining forfeiture amounts are used to reduce employer contributions.

PAYMENT OF BENEFITS   Payment of benefits of a participant's account balance
are made upon retirement or at age 59-1/2, except in the event of death, disability, or termination. The amount of withdrawal and forfeiture is made in accordance with the Plan's vesting schedule. Subject to the provisions of the Plan, a participant may elect to receive any amount to which he or she is entitled under the Plan in the form of a lump sum, single life annuity, joint and survivor annuity, or in periodic payments distributed on a monthly, quarterly, semi-annual, or annual basis.

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TERMINATION OF THE PLAN   Although it has not expressed any intention to do
so, the Plan can be terminated by the Company in certain limited situations. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and with the Plan document.

INCOME TAX STATUS   The Plan's administrator has received a favorable
determination letter from the Internal Revenue Service dated April 18, 1990, for the prototype plan after which this plan is modeled. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan Sponsor believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Sponsor believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

PARTICIPANT LOANS   Participants may obtain loans from the Plan for up to 50
percent of their total account balance. Repayment of the loan generally must be made through payroll deduction for up to a five-year period. The loans bear interest at one percent above the prime rate.

PLAN EXPENSES   Administrative costs for the year ended December 31, 2002 of
$9,131 were paid by Plan forfeitures. Administrative costs for the year ended December 31, 2001 totaled $12,887 of which $6,887 was paid by participants through deductions from their individual accounts and the remaining $6,000 was paid by the Company and not charged to the Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENTS - Contributions are invested by the trustee as directed by the participants. Investments in mutual funds are carried at fair value based upon quoted market prices. The participant loan fund is carried at cost, which approximates fair value. Unrealized appreciation or depreciation is determined based on the fair value of investments at the beginning of the Plan year and is recorded in the statements of changes in assets available for benefits. Investment transactions are recorded on a trade-date basis.

The Plan invests in various securities including mutual funds as described in
Note 3. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BENEFITS PAYABLE - Benefit payments to participants are recorded upon distribution. As of December 31, 2002 AND 2001, there were no unpaid benefits for terminated employees.

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3.  INVESTMENTS

The following table presents investments held by the Plan as of December 31, 2002 and 2001.

CURRENT VALUE OF ASSETS                         2002               2001
                                            ------------       ------------
Investments at fair value as determined by
 quoted market price:
Equity securities - MITY Enterprises, Inc.
 common stock                                 $1,030,657        $   576,271
Mutual funds:
 Eclipse Index Equity Fund                       184,249
 Royce Total Return Fund                         117,273
 Ssga S&P Index Fund                                                180,637
 Weitz Value Fund                                                   100,488
 Artisan International Fund                       94,355             98,630
 Janus High Yield Fund                            90,898             65,949
 Ariel Appreciation Fund                          89,357
 American Funds Growth Fund                                          89,213
 Oakmark Large Cap Value Fund                     10,786
 PIMCO Total Return Fund                           3,368
 PBHG Large Cap Value Fund                                               52
Money markets:
 CMF Money Market Fund                           150,490
 NICM U.S. Government Money Market Fund                             141,481
 Other money market funds                          2,577             11,907
                                            ------------       ------------
                                               1,774,010          1,264,628
Investments at estimated fair value -
 participant loans                                46,296             53,879
                                            ------------       ------------
Total investments                             $1,820,306         $1,318,507
                                            ============       ============
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For the years ended December 31, 2002 and 2001, appreciation (depreciation) of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) were as follows:

                                                2002               2001
                                            ------------       ------------
Investments at fair value as determined by
 quoted market price:
Equity securities - MITY ENTERPRISES, Inc.
 common stock                                 $  382,388         $ 177,548
Mutual funds:
 Eclipse Index Equity Fund                       (55,436)
 Royce Total Return Fund                         (20,546)
 Ssga S&P Index Fund                                                (23,528)
 Weitz Value Fund                                                    (1,751)
 White Oak Growth Stock Fund                                        (65,708)
 Artisan International Fund                      (22,144)           (16,755)
 Janus High Yield Fund                            (4,472)            (1,794)
 Ariel Appreciation Fund                         (25,080)
 American Funds Growth Fund                                          13,577
 Oakmark Large Cap Value Fund                     (1,898)
 PIMCO Total Return Fund                             (63)
                                            ------------       ------------
Net appreciation in fair value of
 investments                                  $  252,749         $   81,589
                                            ============       ============
                                   * * * * * *

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE 1
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

                                  DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE
                                 RATE OF INTEREST, COLLATERAL,       CURRENT
ASSET DESCRIPTION                   PAR, OR MATURITY VALUE            VALUE
---------------------------      -----------------------------    ------------
MITY Enterprises, Inc. common stock*      80,773 shares           $1,030,657
CMF Money Market Fund                    150,490 shares              150,490
Central Bank money market*                 2,577 shares                2,577
Eclipse Index Equity Fund                  9,138 shares              184,249
Royce Total Return Fund                   14,011 shares              117,273
Artisan International Fund                 6,380 shares               94,355
Janus High Yield Fund                     10,134 shares               90,898
Ariel Appreciation Fund                    2,703 shares               89,357
Oakmark Large Cap Value Fund                 359 shares               10,786
PIMCO Total Return Fund                      316 shares                3,368
Participant loan fund*            Due over period of up to 60
                                  months with interest at one
                                  percent above the prime rate        46,296
                                                                  ----------
Total investments                                                 $1,820,306
                                                                  ==========
* Party-in-interest
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                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

               MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN



Date: June 26, 2003                       By: /s/ Paul R. Killpack
                                              --------------------------
                                              Paul R. Killpack
                                              Chief Financial Officer,
                                              MITY Enterprises, Inc.



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INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-85248 and in the Post-Effective Amendment No. 2 to Registration Statement No. 333-11355 of MITY Enterprises, Inc. on Forms S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of Mity-Lite, Inc. Employee Retirement Plan for the year ended December 31, 2002.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 26, 2003